

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 16, 2009

Mr. Tony Shen
Chief Financial Officer
China BAK Battery, Inc.
BAK Industrial Park
No. 1 BAK Street
Kuichong Town, Longgang District
Shenzhen 518119
People's Republic of China

> **Re:** **China BAK Battery, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 12, 2008**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
>   **September 30, 2008**
> **Form 10-Q for the Quarterly Period Ended December 31, 2008**
> **File No. 001-32898**

Dear Mr. Shen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Martin James
Senior Assistant Chief Accountant